SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.2)*

                         Getty Petroleum Marketing Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                   374292 10 0
                              --------------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ---------------------------------------------------
                     (Name, Address and Telephone Number of
                          Person Authorized to Receive
                           Notices and Communications)

                                December 8, 2000
               ---------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 7 Pages

CUSIP No. 374292 10 0                                                Page 2 of 7
                                  SCHEDULE 13D



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  OAO LUKOIL

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Russia

                           7        Sole Voting Power
 Number of
    Shares                                  0
Beneficially               8        Shared Voting Power
 Owned By
    Each                                    10,092,081
 Reporting                 9        Sole Dispositive Power
   Person
    With                                    0
                           10       Shared Dispositive Power

                                            10,092,081

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,092,081

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            72.1%

14       Type of Reporting Person*

                  CO



                      *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 374292 10 0                                                Page 3 of 7
                                  SCHEDULE 13D



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Lukoil International GmbH

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Austria

                           7        Sole Voting Power
 Number of
    Shares                                  0
Beneficially               8        Shared Voting Power
 Owned By
    Each                                    10,092,081
 Reporting                 9        Sole Dispositive Power
   Person
    With                                    0
                           10       Shared Dispositive Power

                                            10,092,081

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,092,081

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            72.1%

14       Type of Reporting Person*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 374292 10 0                                                Page 4 of 7
                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Lukoil Americas Corporation

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of
    Shares                                  0
Beneficially               8        Shared Voting Power
 Owned By
    Each                                    10,092,081
 Reporting                 9        Sole Dispositive Power
   Person
    With                                    0
                           10       Shared Dispositive Power

                                            10,092,081

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,092,081

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            72.1%

14       Type of Reporting Person*

                  CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 374292 10 0                                                Page 5 of 7
                                  SCHEDULE 13D



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Mikecon Corp.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of
    Shares                                  0
Beneficially               8        Shared Voting Power
 Owned By
    Each                                    10,092,081
 Reporting                 9        Sole Dispositive Power
   Person
    With                                    0
                           10       Shared Dispositive Power

                                            10,092,081

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,092,081

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            72.1%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 374292 10 0                                                Page 6 of 7
                                  SCHEDULE 13D


          This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Getty Petroleum Marketing Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 125 Jericho Turnpike, Jericho, New York 11753. This Amendment No. 2 amends and supplements the initial statement on
Schedule 13D dated November 13, 2000 and Amendment No. 1 thereto dated December 8, 2000 filed by the Reporting Persons (the "Schedule 13D").

          The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately following the final paragraph thereof:

          The Offer expired at 12:00 midnight, New York City time, on Friday, December 8, 2000. Pursuant to the Offer 10,092,081 shares of Common Stock were validly tendered according to the report of the Depositary. The shares tendered in the Offer represent approximately 72.1% of outstanding shares of Common
Stock. The Purchaser accepted for payment all such tendered shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          a. - b. As of the date hereof, the Purchaser beneficially owns 10,092,081 shares of Common Stock or approximately 72.1% of the outstanding shares of Common Stock. Each of the other Lukoil Entities is deemed to be the beneficial owner of approximately 10,092,081 shares of Common Stock as a result of the Purchaser's ownership of such shares. The Purchaser and each of the other Lukoil Entities is deemed to have shared voting and dispositive power over such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

          Upon the expiration of the Offer the Purchaser accepted for payment all 5,610,710 shares of Common Stock subject to the Support Agreements.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.




                                    OAO LUKOIL


Dated: December 10, 2000            By:        /s/  Ralif Safin
                                               --------------------
                                        Name:  Ralif Safin
                                        Title: First Vice President


                                    LUKOIL INTERNATIONAL GMBH


Dated: December 10, 2000            By:        /s/  Ralif Safin
                                               -------------------------
                                        Name:  Ralif Safin
                                        Title: Authorized Representative


                                    LUKOIL AMERICAS CORPORATION


Dated: December 10, 2000            By:      /s/  Vadim Gluzman
                                             -----------------------------------
                                             Vadim Gluzman
                                             Chairman of the Board and Secretary


                                    MIKECON CORP.


Dated: December 10, 2000            By:      /s/  Vadim Gluzman
                                             -----------------------------------
                                             Vadim Gluzman
                                             Chairman of the Board and Secretary